                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    V                           Form 40-F _____
                -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  _____                               No    V
                                                  -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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The following is the information in connection with TSMC's grant of Employee
Stock Option in 2002

Grant/Exercise of Employee Stock Options in 2002
----------------------------------------------------------------------------------------------------------------------------------
                Underlying      Options Granted (number of shares        Exercise Price                         Options Exercised
Grant Date      Securities           and in % of TSMC's total               Per Share        Vesting Period          in 2002
----------------------------------------------------------------------------------------------------------------------------------
08/22/2002     Common stock           18,909,700       0.10154%               NT$53        08/22/2004 ~                         0
                                                                                           08/21/2012
----------------------------------------------------------------------------------------------------------------------------------
 11/08/2002    Common stock            1,085,000       0.00583%               NT$51        11/08/2004 ~                         0
                                                                                           11/07/2012
----------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: January 16, 2003       By /s/  Harvey Chang
                                ------------------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer